FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

China Netcom Group Corporation (Hong Kong) Limited

Building C, No. 156, Fuxingmennei Avenue

Xicheng District

Beijing, 100031 PRC

This Form 6-K consists of:

The announcement of change of directors of China Netcom Group Corporation (Hong Kong) Limited (the “Registrant”), made by the Registrant in English on July 12, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By /s/ Li Fushen

By /s/ Mok Kam Wan

Name:	Li Fushen and Mok Kam Wan
Title:	Joint Company Secretaries

Date: July 13, 2007

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 906)

ANNOUNCEMENT

Change of Directors

The Board of Directors (the “Board”) of China Netcom Group Corporation (Hong Kong) Limited (the “Company”) announces that Dr. Tian Suning has resigned from his position as a Non-executive Director and Vice Chairman of the Board of the Company, and Mr. Miao Jianhua has resigned from his position as an Executive Director of the Company, both with effect from 12 July 2007. Dr. Tian has also resigned from his position as member of the Strategy Committee of the Board of the Company with effect from 12 July 2007. Mr. Miao has also resigned from his position as chairman and member of the Supervision Committee of the Board of the Company with effect from 12 July 2007. The resignation of Dr. Tian is due to the heavy workload of his other business. The resignation of Mr. Miao is due to change of work. After Mr. Miao’s resignation, Mr. Miao would take up a position in China United Telecommunications Corporation. Both Dr. Tian and Mr. Miao have confirmed that there is no disagreement with the Board and that there is no matter relating to their resignations that need to be brought to the attention of the shareholders of the Company.

The Board is pleased to announce that Ms. Li Jianguo has been appointed as an Executive Director of the Company with effect from 12 July 2007. Ms. Li Jianguo has also been appointed as a member and the chairman of the Supervision Committee of the Board of the Company with effect from 12 July 2007.

Ms. Li Jianguo, 53, holds a senior management position in China Network Communications Group Corporation, the ultimate controlling shareholder of the Company. Ms. Li graduated from the Xiangtan University with a bachelor’s degree in Chemical Engineering in 1982 and received a master’s degree in business administration from the Hong Kong Polytechnic University in 2006. Ms. Li is a senior economist and held leading positions in various enterprises, local governments and state ministries and committees for a significant period of time. Prior to joining the Company, Ms. Li was an Executive Director of China Unicom Limited, a company listed on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited, from April 2006 to July 2007. Ms. Li is the Chairperson of the board of supervisors of China United Telecommunications Corporation Limited, a company listed on the Shanghai Stock Exchange. Ms. Li has tendered her resignation as the Chairperson of the board of supervisors of China United Telecommunications Corporation Limited and her resignation will take effect upon completion of the relevant procedure. Ms. Li has extensive experience in working for the government and enterprises and in management.

The service contract of Ms. Li Jianguo with the Company does not provide for a specified length of services and she will be subject to retirement by rotation and re-election at annual general meetings of the Company at least every three years. Ms. Li is entitled to an annual base salary of RMB270,000 plus a discretionary bonus as may be determined by the Board with reference to her performance. Her remuneration has been determined with reference to her duties, responsibilities and experience, and to prevailing market conditions. As at the date hereof, Ms. Li Jianguo does not have any interest in the Company’s shares within the meaning of Part XV of the Securities and Futures Ordinance.

Except as noted above, Ms. Li Jianguo is not connected with any directors, senior management or substantial or controlling shareholders of the Company and has not held any other directorships in any listed public companies in the last three years. Save as disclosed above, there is no other information required to be disclosed in relation to the appointment of Ms. Li Jianguo pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there are no other matters relating to the appointment of Ms. Li Jianguo that need to be brought to the attention of the shareholders of the Company.

Ms. Li Jianguo has extensive experience in management. The Board believes that Ms. Li will contribute to the development of the Company. The Board takes this opportunity to acknowledge the contributions of Dr. Tian Suning and Mr. Miao Jianhua during their offices as Non-executive Director and Vice Chairman, and Executive Director respectively of the Company with the highest regard and deepest gratitude, and to welcome Ms. Li Jianguo as a member of the Board.

By Order of the Board CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED Zhang Chunjiang Chairman

Hong Kong, 12 July 2007

As at the date of this announcement, the board of directors of the Company comprises Mr. Zhang Chunjiang, Mr. Zuo Xunsheng, Ms. Li Jianguo, Mr. Zhang Xiaotie and Mr. Li Fushen as executive directors, Mr. Yan Yixun, Mr. José María Álvarez-Pallete, and Mr. Mauricio Sartorius as non-executive directors, and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.

5